SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     of The Securities Exchange Act of 1934

                     ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
                                (Name of Issuer)

                     ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)


                                       N/A
                      (CUSIP Number of Class of Securities)

                                 Bryan McKigney
                     Advantage Advisers Xanthus Fund, L.L.C.
                                 200 Park Avenue
                                   24th Floor
                            New York, New York 10166
                                 (212) 667-4225

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000

                                  May 20, 2010
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
Transaction Valuation: $974,200,000.00 (a)  Amount of Filing Fee: $69,460.46 (b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for Interests.

(b) Calculated at $71.30 per $1,000,000 of Transaction Valuation.

    [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ]  third-party tender offer subject to Rule 14d-1.

    [X]  issuer tender offer subject to Rule 13e-4.

    [ ]  going-private transaction subject to Rule 13e-3.

    [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.   SUMMARY TERM SHEET.

          As stated in the offering documents of Advantage Advisers Xanthus Fund, L.L.C. (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund (each, a "Member" and collectively, the "Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The Fund's offer to purchase Interests from Members (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Thursday, June 17, 2010, unless the Offer is extended.

          The net asset value of the Interests will be calculated for this purpose on June 30, 2010 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2010, which the Fund expects will be completed by the end of February 2011, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

          THE FUND'S INVESTMENT PROGRAM WILL BE MODIFIED AS DESCRIBED IN ITEM 6 BELOW, EFFECTIVE AS OF JULY 1, 2010. IN VIEW OF THIS CHANGE, THE FUND IS OFFERING TO REPURCHASE ALL OUTSTANDING INTERESTS.

          Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest, subject to any extension of the Offer, the Fund will pay the Member in cash and/or marketable securities (valued in accordance with the Fund's Limited Liability Company Agreement dated as of June 5, 2003 (the "LLC Agreement")) no later than July 9, 2010, at least 95% of the unaudited net asset value of the Member's Interest tendered and accepted by the Fund based on the Fund's calculation of the net asset value as of June 30, 2010 (or, if the Offer is extended, the net asset value as of the new Valuation Date), less any incentive allocation payable to Advantage Advisers Management, L.L.C., the investment adviser of the Fund (the "Adviser") on June 30, 2010, if any. The Fund will owe the Member the balance, for which it will give the Member a promissory note (the "Note") that will be held in the Member's brokerage account through which the Member invested in the Fund.

          A Member that tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, the Fund will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than July 9, 2010, subject to any extension of the Offer. If a Member tenders an amount less than its entire Interest, the Fund reserves the right to purchase less than the amount tendered by a Member if the purchase would cause the Member's capital account in the Fund to have a value less than the required minimum balance. The Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund or by borrowings (which the Fund does not intend to do).

          Following this summary is a formal notice of the Offer. The Offer remains open to Members until 12:00 midnight, Eastern Time, on Thursday, June 17, 2010, the expected expiration date of the Offer. Until that time, Members have the right to withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Friday, July 16, 2010, 40 business days from the commencement of the Offer, assuming their Interests have not yet been accepted for purchase by the Fund.

          If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to PNC Global Investment Servicing, Inc. ("PNC"), at P.O. Box 220, Claymont, Delaware 19703, Attention: OPCO Investor Services; overnight delivery to: 400 Bellevue Parkway, Mailstop W3-F400-02-4, Wilmington, Delaware 19809, or (ii) fax it to PNC at (302) 791-3105 or (302) 793-8132, so that it is received before 12:00 midnight, Eastern Time, on Thursday, June 17, 2010. If you send in your tender document by fax, you must call PNC at (888) 697-9661 or (866) 306-0232 prior to June 17, 2010 to confirm receipt.

          Of course, the value of the Interests will change between April 30, 2010 (the last time prior to the date of this filing as of which the net asset value has been calculated), and June 30, 2010, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price for Interests. Members may obtain the estimated net asset value of their Interests, which the Fund calculates weekly until the expiration date of the Offer and daily for the last five business days of the Offer, by contacting PNC Global Investment Servicing, Inc. at (888) 697-9661 or (866) 306-0232 or at the address set forth above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend, postpone or extend this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, on Thursday, June 17, 2010, a Member that tenders its Interest will remain a Member with respect to the Interest tendered and accepted for purchase by the Fund through June 30, 2010, when the net asset value of the Member's Interest is calculated.

ITEM 2.   ISSUER INFORMATION.

          (a) The name of the issuer is Advantage Advisers Xanthus Fund, L.L.C. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225.

          (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests" as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Fund or portions thereof that are tendered by the Members pursuant to the Offer.) As of the close of business on April 30, 2010, there was approximately $974.2 million outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase all Interests that are tendered by Members and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

          (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) The name of the filing person is Advantage Advisers Xanthus Fund, L.L.C. The Fund's principal executive office is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225. The investment adviser of the Fund is Advantage Advisers Management, L.L.C. The principal executive office of the Adviser is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225. The Fund's managers (the "Managers" or the "Board of Managers" as the context requires) are Jesse H. Ausubel, Lawrence Becker, James E. Buck, Bryan McKigney, Luis F. Rubio and Janet L. Schinderman. Their address is c/o Oppenheimer Asset Management, Inc., 200 Park Avenue, 24th Floor, New York, New York 10166 and their telephone number is (212) 667-4225.

ITEM 4.   TERMS OF THIS TENDER OFFER.

          (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase all Interests that are tendered by Members and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, Thursday, June 17, 2010 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                 (ii) The purchase price of Interests tendered to the Fund for purchase will be their net asset value as of the Valuation Date if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

          For a Member that tenders its entire Interest, payment of the purchase price will consist of: (a) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to at least 95% of the unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date payable within ten calendar days after the Valuation Date (the "95% Cash Payment"); and (b) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (i) the net asset value of the Interests tendered by the Member and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2010, over (ii) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth in the Letter of Transmittal, attached as Exhibit C, within ten calendar days after the Valuation Date and will not be transferable.

          The Note will be payable in cash within ten calendar days after completion of the audit of the financial statements of the Fund for calendar year 2010. It is anticipated that the audit of the Fund's financial statements for calendar year 2010 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any,  earned by the Fund on an  amount,  deposited  by the Fund in a  segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

          A Member that tenders for purchase only a portion of its Interest (subject to maintenance of the required minimum capital account balance described in ITEM 1 above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date, payable within ten calendar days after the Valuation Date.

          A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

                (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Thursday, June 17, 2010.

                 (iv) Not applicable.

                  (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on June 30, 2010, if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                 (vi) A tender of an Interest may be withdrawn at any time before 12:00 midnight, Eastern Time, Thursday, June 17, 2010 and, if such Interest has not then been accepted for purchase by the Fund, at any time after Friday, July 16, 2010, 40 business days from the commencement of the Offer.

                (vii) Members wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal to PNC, to the attention of OPCO Investor Services, at the address set forth on page 2 of the Offer or fax a completed and executed

Letter of Transmittal to PNC, also to the attention of OPCO Investor Services, at one of the fax numbers set forth on page 2 of the Offer. If you send in your tender document by fax, you must call PNC at (888) 697-9661 or (866) 306-0232 prior to June 17, 2010 to confirm receipt. The completed and executed Letter of Transmittal must be received by PNC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PNC by certified mail, return receipt requested, or by facsimile transmission.

          Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by PNC at the address or one of the fax numbers set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PNC at the telephone numbers set forth on page 2 of the Offer. A tender of an Interest properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

               (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Interest.

                 (ix) The Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in (v) above. The Offer may be extended, amended, canceled or postponed in various other circumstances described in (v) above.

                  (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on June 1, 2010 and thereafter from time to time.

                 (xi) Not applicable.

                (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

          In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest. A Member's basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund generally may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.


                  (a) (2) Not applicable.

                  (b) Not applicable.

ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND
          AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The Fund's Confidential Memorandum, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser. The Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective at the end of June and at the end of December. The Adviser has recommended, and the Board of Managers has approved, this Offer commencing as of May 20, 2010. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 1999, June 30, 2000, December 31, 2000, June 30, 2001, December 31, 2001, June 30, 2002, December 31, 2002, June 30,
2003,  December 31,  2003,  June 30,  2004,  December  31, 2004,  June 30, 2005,
December 31, 2005, June 30, 2006, December 31, 2006, June 30, 2007, December 31,
2007, June 30, 2008, December 31, 2008, June 30, 2009 and December 31, 2009.

          The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and any Manager, the Adviser or any person controlling the Fund or controlling the Adviser; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6.   PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS
          OF THE ISSUER OR AFFILIATE.

          (a) The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

          (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of June 1, 2010 and on the first day of each month thereafter, but is under no obligation to do so.

          (c) The Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or
(7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A ss. 229.1006
(c) are not applicable to the Fund.

          The Fund's investment program is being modified, effective July 1, 2010. From its inception, the Fund pursued its investment objective by investing primarily in equity securities of technology companies and of companies which derive a major portion of their revenue directly or indirectly from business lines which benefit from technological events and advances. The sole material modification of the Fund's investment program is that the Fund will pursue its investment objective by investing in equity securities of U.S. and foreign "growth companies." To the extent that technology and technology-related companies are considered by the Adviser to be growth companies, the Fund will continue to invest in the securities of such companies. The Fund may invest without limitation, however, in other market sectors, if the Adviser believes that investments in these other sectors present attractive opportunities for capital appreciation. In such circumstances, investments in technology-related companies and companies affected by technological developments may represent a smaller segment of the Fund's investment portfolio. No other significant changes in the Fund's investment program or investment policies is being made. The Fund's revised investment program is described below and in the Fund's revised Confidential Memorandum. To obtain a copy of the Confidential Memorandum, please contact the Adviser at Oppenheimer Asset Management Inc., Client Services, 125 Broad Street, New York NY 10006 or at (212) 825-4348.

INVESTMENT OBJECTIVE

          The  Fund's  investment   objective  is  to  achieve  maximum  capital
appreciation. (No change is being made in the investment objective.)

INVESTMENT METHODOLOGY

          Effective July 1, 2010, the Fund will pursue its investment objective by investing its assets primarily in equity securities of U.S. and foreign companies that the Adviser believes are well positioned to benefit from demand for their products or services, including companies that can innovate or grow rapidly relative to their peers in their markets. "Growth companies" are generally considered to possess these characteristics. In addition, as part of its investment strategy, the Fund may effect short sales of securities that the Adviser believes are overvalued. The Fund also may invest in other types of securities from time to time, as described more fully below.

          Companies that derive a major portion of their revenues from technology-related business lines or which are expected to benefit from technological events are an important part of the universe of growth companies. Such companies are expected to be a significant component of the Fund's investment program. The Fund may invest without limitation, however, in other market sectors, if the Adviser believes that investments in these other sectors present attractive opportunities for capital appreciation. In such circumstances, investments in technology-related companies and companies affected by technological developments may represent a smaller segment of the Fund's investment portfolio.

          For purposes of the Fund's investment program, "equity securities" means common and preferred stocks (including IPO securities), convertible securities, stock options (call and put options), warrants and rights, and the Fund's assets may at any time include long or short positions in U.S. and non-U.S. publicly traded or privately issued equity securities and other securities or financial instruments, including those of investment companies. The Adviser will generally follow this investment strategy for so long as such strategy is in accordance with the Fund's investment objective; however the Adviser reserves the right to formulate new strategies to carry out the investment objective of the Fund.

          The Adviser may invest the Fund's assets in equity securities without restriction as to the market capitalization of companies in which it invests. The Fund may invest a significant portion of its net assets in securities of "foreign issuers," which, for these purposes, are companies that derive a majority of their revenue or profits from foreign businesses, investments or sales, or that have a majority of their operations or assets located outside of the U.S. The Fund's investments in foreign companies involve additional risks including, without limitation, increased political, regulatory, contractual and economic risk and exposure to currency fluctuations. To the extent companies are located in, or conduct business in, emerging or less developed countries, these investments are typically subject to such risks to a greater degree than investments in developed countries.

          The Fund may also seek maximum capital appreciation by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. Under circumstances when the Adviser identifies greater opportunities for capital appreciation by effecting short sales (relative to investing in long positions), the Fund's portfolio may have a "net-short bias," where the dollar value of the short positions exceed the value of long positions. The Fund may also effect short sales for hedging purposes. Due to limitations imposed by the 1940 Act and operational requirements, the Fund generally expects that no more than 50 percent of its total assets would be represented by short sales.

          The Adviser also expects that the Fund's investment program may make frequent use of leverage for investment purposes, including to facilitate short sales of securities. Borrowings by the Fund (which do not include short and derivative transactions) will not exceed one-third of the Fund's total assets. The use of short sales and leverage are considered speculative investment practices and involve certain risks. In addition, the Fund, as a result of certain short sale transactions, may recognize short term capital gain, which will be passed through to investors as ordinary income. The Adviser may use total return swaps to gain long or short investment exposures in lieu of purchasing or selling an equity security directly. The use of swaps exposes the Fund to counterparty credit risk.

          In addition to the investment strategies described above, the Fund may, from time to time, invest in debt securities and certain derivative instruments (in addition to options and swaps), such as forward contracts, options on stock indices and structured-equity notes. The Fund may also purchase retail shares of unmanaged exchange-traded funds that are registered under the 1940 Act ("ETFs") and are designed to track the investment performance of a specified index, market sector or basket of securities and shares of similar investment vehicles that are not registered under the 1940 Act and effect short sales of these shares. Transactions in these types of securities may be used in seeking capital appreciation or for hedging purposes. During periods of adverse market conditions in the equity securities markets, the Fund may deviate from its investment objective and invest all or a portion of its assets in high quality debt securities or money market instruments, or hold its assets in cash. The Fund also invests in money market instruments for liquidity purposes. The use of these investment techniques and instruments involve certain risks.

          In making investment decisions for the Fund, the Adviser uses fundamental investment analysis and in-depth research to identify attractive investment opportunities. The Adviser's investment process involves a research driven, bottom-up analysis of a security's potential for appreciation or depreciation, and includes consideration of the financial condition, earnings outlook, and strategy, management and industry position of issuers. This analytical process involves the use of valuation models, review and analysis of published research and, in some cases, discussions with industry experts and company visits. The Adviser also takes into account economic and market conditions.

          The Fund's investment program emphasizes active management of the Fund's portfolio. Consequently, the Fund's portfolio turnover and brokerage commission expenses may significantly exceed those of other registered investment companies and other investment entities of comparable size. Additionally, a high portfolio turnover rate may also result in the greater realization of capital gains, including short-term gains which are taxable to Members at the same rates as ordinary income. Nevertheless, the tax implications of the Fund's active trading style generally are not a factor in the management of the Fund's portfolio.

          Additional information about the types of investments that are made by the Fund, its investment practices and related risk factors is provided in the Confidential Memorandum of the Fund. Except as otherwise indicated, the Fund's investment policies and restrictions are not fundamental and may be changed without a vote of Members.

          The Fund's investment program is speculative and entails substantial risks. There can be no assurance that the Fund's investment objective will be achieved or that its investment program will be successful. In particular, the Fund's use of leverage, short sales and derivative transactions, and its potentially limited diversification, may result in significant losses to the Fund. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer will be derived from one or more of the following sources:
(i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

          (b) The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and/or portfolio assets held by the Fund.

          (d) See ITEM 7(b) above.

ITEM 8.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Adviser currently owns no Interests. The Adviser may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

          (b) Other than the acceptance of subscriptions for Interests as of April 1, 2010 and May 1, 2010, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR
          USED.

          No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.  FINANCIAL STATEMENTS.

          (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

                  Unaudited financial statements for the semi-annual period ended June 30, 2008, previously filed on EDGAR on Form N-CSR on September 4, 2008;

                  Audited financial statements for the year ended December 31, 2008, previously filed on EDGAR on Form N-CSR on March 9, 2009;

                  Unaudited financial statements for the semi-annual period ended June 30, 2009, previously filed on EDGAR on Form N-CSR on September 2, 2009; and

                  Audited financial statements for the year ended December 31, 2009 previously filed on EDGAR on Form N-CSR on March 8, 2010.


              (2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.

              (3) Not applicable.

              (4) The Fund does not have shares, and consequently does not have book value per share information.

          (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.  ADDITIONAL INFORMATION.

          (a) (1) None.

              (2) None.

              (3) Not applicable.

              (4) Not applicable.

              (5) None.

          (b) None.

ITEM 12.  EXHIBITS.

          Reference is hereby made to the following exhibits which collectively constitute the Offer and are incorporated herein by reference:

          A.  Cover Letter to the Offer to Purchase and Letter of Transmittal.

          B.  Offer to Purchase.

          C.  Form of Letter of Transmittal.

          D.  Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.


                                     By:     Board of Managers

                                     By:    /s/ Bryan McKigney
                                            -----------------------------------
                                            Name:   Bryan McKigney
                                            Title:  Authorized Signatory



May 20, 2010

                                  EXHIBIT INDEX

EXHIBIT

A.  Cover Letter to the Offer to Purchase and Letter of Transmittal.

B.  Offer to Purchase.

C.  Form of Letter of Transmittal.

D.  Form of Notice of Withdrawal of Tender.

E. Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.

                                    EXHIBIT A

         COVER LETTER TO THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

                                [Fund Letterhead]

       IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
                   AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
            THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

May 20, 2010

Dear Advantage Advisers Xanthus Fund, L.L.C. Member:

          We are writing to inform you of important dates relating to a tender offer by Advantage Advisers Xanthus Fund, L.L.C. (the "Fund"). If you are not interested in selling your limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) at this time, please disregard this notice and take no action.

          The Fund is offering to repurchase all outstanding interests. The tender offer period will begin on Tuesday, May 20, 2010 and end at 12:00 midnight, Eastern Time, Thursday, June 17, 2010. The purpose of the tender offer is to provide liquidity to members that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

          Please note that certain recently-approved modifications to the Fund's investment program, which will take effect on July 1, 2010, are described in
Section 8 of the attached Offer to Purchase. These modifications are reflected in a revised Confidential Memorandum of the Fund. To obtain a copy of the Confidential Memorandum, please contact the Adviser at Oppenheimer Asset Management Inc., Client Services, 125 Broad Street, New York NY 10006 or at
(212) 825-4348. The Fund has determined to make an offer to repurchase all outstanding Interests in view of these changes in its investment program.

          Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than 12:00 midnight, Eastern Time, on Thursday, June 17, 2010. If you send in your tender document by fax, you must call PNC at (888) 697-9661 or (866) 306-0232 prior to June 17, 2010 to confirm receipt. Please review Section 3 (Amount of Tender) in the enclosed Offer to Purchase to determine if you are eligible to tender a portion of your investment. If you do not wish to tender your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

          All tenders of Interests must be received by the Fund's Administrator, PNC Global Investment Servicing, Inc., either by mail or by fax in good order by 12:00 midnight, Eastern Time, Thursday, June 17, 2010.

          If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or OPCO Investor Services at our Administrator at (888) 697-9661 or (866) 306-0232.

Sincerely,

Advantage Advisers Xanthus Fund, L.L.C.

                                    EXHIBIT B

                                OFFER TO PURCHASE

                     ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
                                 200 PARK AVENUE
                                   24th FLOOR
                            NEW YORK, NEW YORK 10166


                        OFFER TO PURCHASE ALL OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                               DATED MAY 20, 2010

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
              12:00 MIDNIGHT, EASTERN TIME, THURSDAY, JUNE 17, 2010
                          UNLESS THE OFFER IS EXTENDED

To the Members of
Advantage Advisers Xanthus Fund, L.L.C.:

          Advantage Advisers Xanthus Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the "Offer") all Interests in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to their net asset value as of June 30, 2010, if the Offer expires on June 17, 2010. (As used in this Offer, the term "Interest" or "Interests" as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests of ownership in the Fund.) If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the valuation date of the Offer. This Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of June 5, 2003.

          THE FUND'S INVESTMENT PROGRAM WILL BE MODIFIED AS DESCRIBED IN SECTION 8 BELOW, EFFECTIVE AS OF JULY 1, 2010. IN VIEW OF THIS CHANGE, THE FUND IS OFFERING TO REPURCHASE ALL OUTSTANDING INTERESTS.

          Members should realize that the value of the Interests tendered in this Offer will likely change between April 30, 2010 (the last time net asset value was calculated) and June 30, 2010, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Members tendering their Interests should also note that they will remain Members with respect to the Interest tendered and accepted for purchase by the Fund through June 30, 2010, the valuation date of the Offer when the net asset value of their Interests is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact PNC Global Investment Servicing, Inc., at the

Advantage Advisers Xanthus Fund, L.L.C.


telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Members desiring to tender all or any portion of their Interests in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in
Section 4 below.

                                    IMPORTANT

          The Fund, its investment adviser and its Board of Managers do not make any recommendation to any Member as to whether to tender or refrain from tendering Interests. Members must make their own decisions whether to tender Interests, and, if they choose to do so, their portion of their Interests to tender.

          Because each Member's investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

          This transaction has not been approved or disapproved by the Securities and Exchange Commission. Neither the Securities and Exchange
Commission nor any state securities commission has passed on the fairness or merits of this transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

          Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent:

                                         PNC Global Investment Servicing, Inc.
                                         P.O. Box 220
                                         Claymont, DE 19703
                                         Attention:  OPCO Investor Services

                                         Phone: (888) 697-9661
                                                (866) 306-0232

                                         Fax:   (302) 791-3105
                                                (302) 793-8132

Advantage Advisers Xanthus Fund, L.L.C.


                                TABLE OF CONTENTS

1.  Background and Purpose of the Offer.......................................5

2.  Offer to Purchase and Price...............................................6

3.  Amount of Tender..........................................................7

4.  Procedure for Tenders.....................................................8

5.  Withdrawal Rights.........................................................8

6.  Purchases and Payment.....................................................9

7.  Certain Conditions of the Offer..........................................10

8.  Certain Information About the Fund.......................................11

9.  Certain Federal Income Tax Consequences..................................11

10. Miscellaneous............................................................12

11. Financial Information....................................................12

Advantage Advisers Xanthus Fund, L.L.C.


                               SUMMARY TERM SHEET

o As stated in the offering documents of Advantage Advisers Xanthus Fund, L.L.C. (hereinafter "we" or the "Fund"), we will purchase your limited liability company interests ("Interest" or "Interests" as the context requires) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Thursday, June 17, 2010, unless the Offer is extended.

o The net asset value of the Interests will be calculated for this purpose on June 30, 2010 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2010, which the Fund expects will be completed by the end of February 2011, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or a portion of your Interest above the required minimum capital account balance subject to the conditions discussed below.

o If you tender your entire Interest, subject to any extension of the Offer, we will pay you in cash and/or marketable securities (valued in accordance with the Fund's Limited Liability Company Agreement dated June 5, 2003 (the "LLC Agreement")) no later than July 9, 2010, at least 95% of the unaudited net asset value of your Interest tendered and accepted for repurchase by the Fund as of June 30, 2010 (or, if the Offer is extended, the new Valuation Date), less any incentive allocation payable to Advantage Advisers Management, L.L.C., the investment adviser of the Fund (the "Adviser") on June 30, 2010, if any. We will owe you the balance, for which we will give you a promissory note (the "Note") that will be held in your brokerage account through which the member invested in the Fund.

o If you tender only a portion of your Interest, you will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the incentive allocation, if any, that is to be debited from your capital account on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, we will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than July 9, 2010, subject to any extension of the Offer. If you tender an amount less than your entire Interest, we reserve the right to purchase less than the amount you tender if the purchase would cause your account in the Fund to have a value less than the required minimum balance. We will pay you from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund, or by borrowings, if the Offer is extended (which we have not at this time determined to do).

Advantage Advisers Xanthus Fund, L.L.C.


o Following this summary is a formal notice of the Offer. The Offer remains open to you until 12:00 midnight, Eastern Time, on Thursday, June 17, 2010, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Interest. You will also have the right to withdraw the tender of your Interest at any time after Friday, July 16, 2010, 40 business days from the commencement of the Offer, assuming your Interests have not yet been accepted for purchase by the Fund.

o If you would like the Fund to purchase your Interest or a portion of your Interest, you should (i) mail the Letter of Transmittal (enclosed with the Offer), to PNC Global Investment Servicing, Inc. ("PNC") at P.O. Box 220, Claymont, Delaware 19703, Attention: OPCO Investor Services, overnight delivery to: 400 Bellevue Parkway, Mailstop W3-400-02-4, Wilmington, Delaware 19809, or (ii) fax it to PNC at (302) 791-3105 or (302) 793-8132,
     so that it is received before 12:00 midnight, Eastern Time, on Thursday, June 17, 2010. If you send in your tender document by fax, you must call PNC at (888) 697-9661 or (866) 306-0232 prior to June 17, 2010 to confirm receipt.

o The value of your Interests will change between April 30, 2010 the last time prior to the date of this filing as of which net asset value has been calculated, and June 30, 2010, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price for Interests.

o If you would like to obtain the estimated net asset value of your Interests which will be calculated weekly until the expiration date of the Offer and daily for the last five business days of the Offer, you may contact PNC at
     (888) 697-9661 or (866) 306-0232 or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

o Please note that just as you have the right to withdraw the tender of an Interest, we have the right to cancel, amend, postpone or extend this Offer at any time up to and including the acceptance of tenders pursuant to the Offer, as described in more detail in Section 7 below. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, Thursday, June 17, 2010, you will remain a member of the Fund with respect to the Interest tendered and accepted for purchase by the Fund through June 30, 2010, when the net asset value of your Interest is calculated.

          1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of the Offer is to provide liquidity to members of the Fund (each, a "Member" and collectively, the "Members") that hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum, as supplemented (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the managers of the Fund (the "Managers" or the "Board of Managers") have the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser. The Adviser expects that it will generally recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective at the end of June and at the end of December. The Adviser has recommended, and the Board of Managers has approved,

Advantage Advisers Xanthus Fund, L.L.C.


this Offer commencing as of May 20, 2010. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 1999, June 30, 2000, December 31, 2000, June 30, 2001, December 31,
2001, June 30, 2002,  December 31, 2002, June 30, 2003,  December 31, 2003, June
30, 2004,  December 31, 2004,  June 30, 2005,  December 31, 2005, June 30, 2006,
December 31, 2006, June 30, 2007, December 31, 2007, June 30, 2008, December 31,
2008, June 30, 2009 and December 31, 2009.

          The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on June 1, 2010 and thereafter from time to time.

          Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of June 1, 2009 and on the first day of each month thereafter, but is under no obligation to do so.

          2. OFFER TO PURCHASE AND PRICE. Subject to the conditions of the Offer, the Fund will purchase all Interests that are tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern Time, on Thursday, June 17, 2010 (this time and date is called the "Initial Expiration Date"), or any later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The Fund reserves the right to extend, amend, cancel or postpone the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. In order to illustrate the volatility of the Fund during the past two years, as of the close of business on April 30, 2010, the unaudited net asset value of an Interest corresponding to a capital contribution of $150,000 on the following closing dates of the Fund was as follows:

        If you invested $150,000 on the     Your Unaudited Net Asset Value as of
        following closing date:             April 30, 2010 would be:
        -------------------------------     ---------------------------------
                      April 1, 2008                   $177,800.30
                       May 1, 2008                    $166,794.95
                      June 1, 2008                    $158,540.52
                      July 1, 2008                    $158,124.64
                     August 1, 2008                   $154,670.06
                    September 1, 2008                 $158,118.38
                     October 1, 2008                  $178,080.47
                    November 1, 2008                  $186,842.20

Advantage Advisers Xanthus Fund, L.L.C.

        If you invested $150,000 on the     Your Unaudited Net Asset Value as of
        following closing date:             April 30, 2010 would be:
        -------------------------------     ---------------------------------
                    December 1, 2008                  $192,413.27
                     January 1, 2009                  $189,134.00
                    February 1, 2009                  $187,582.36
                      March 1, 2009                   $184,778.91
                      April 1, 2009                   $177,326.63
                       May 1, 2009                    $174,894.66
                      June 1, 2009                    $173,644.59
                      July 1, 2009                    $171,817.07
                     August 1, 2009                   $164,915.79
                    September 1, 2009                 $168,143.99
                     October 1, 2009                  $160,936.80
                    November 1, 2009                  $162,908.22
                    December 1, 2009                  $157,796.34
                     January 1, 2010                  $150,774.68
                    February 1, 2010                  $161,021.73
                      March 1, 2010                   $156,702.11
                      April 1, 2010                   $151,062.72

          As of the close of business on April 30, 2010, there was approximately $974.2 million outstanding in capital of the Fund held in Interests (based on the unaudited net asset value of such Interests). MEMBERS MAY OBTAIN WEEKLY ESTIMATED NET ASSET VALUE INFORMATION UNTIL THE EXPIRATION DATE OF THE OFFER,
AND DAILY NET ASSET VALUE INFORMATION FOR THE LAST FIVE BUSINESS DAYS OF THE OFFER, BY CONTACTING PNC AT THE TELEPHONE NUMBERS OR ADDRESS SET FORTH ON PAGE 2, MONDAY THROUGH FRIDAY, EXCEPT HOLIDAYS, DURING NORMAL BUSINESS HOURS OF 9:00 A.M. TO 5:00 P.M. (EASTERN TIME).

          3. AMOUNT OF TENDER. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member that tenders for purchase only a portion of its Interest will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer or would be so debited if the Valuation Date were a day on which an Incentive Allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a Member tenders an amount less than the Member's entire Interest that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered.

          The Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. The Offer may be extended, amended, canceled or postponed in various other circumstances described in Section 7 below.

Advantage Advisers Xanthus Fund, L.L.C.


          4. PROCEDURE FOR TENDERS. Members wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to PNC, to the attention of OPCO Investor Services, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PNC, also to the attention of OPCO Investor Services, to one of the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PNC, either by mail or by fax, no later than the Expiration Date. If you send in your tender document by fax, you must call PNC at (888) 697-9661 or (866) 306-0232 prior to June 17, 2010 to confirm receipt.

          The Fund recommends that all documents be submitted to PNC via certified mail, return receipt requested, or by facsimile transmission. Members wishing to confirm receipt of a Letter of Transmittal may contact PNC at the address or one of the telephone numbers set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of PNC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

          The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          5. WITHDRAWAL RIGHTS. Any Member tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, at any time after Friday, July 16, 2010, 40 business days from the commencement of the Offer, assuming such Member's Interest has not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by PNC at the address or one of the fax numbers set forth on page 2. A form to give notice of withdrawal of a tender is available by calling PNC at one of the telephone numbers set forth on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

          6. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as if, and when, it gives written notice to the tendering Member of its election to purchase the Member's Interest.

          A Member that tenders its entire Interest will receive payment of the purchase price consisting of: (1) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to at least 95% of the unaudited net asset value of

Advantage Advisers Xanthus Fund, L.L.C.


Interests tendered and accepted by the Fund, determined as of the Valuation Date payable within ten calendar days after the Valuation Date, (the "95% Cash Payment") in the manner set forth below; and (2) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the Member and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2010, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth below within ten calendar days after the Valuation Date and will not be transferable.

          The Note will be payable in cash (in the manner set forth below) within ten calendar days after completion of the audit of the financial statements of the Fund for calendar year 2010. It is anticipated that the audit of the Fund's financial statements for calendar year 2010 will be completed no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

          A Member that tenders only a portion of its Interest (subject to maintenance of the required minimum capital account balance described in ITEM 3, above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the "100% Cash Payment") payable within ten calendar days after the Valuation Date.

          Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering Member's brokerage account through which the Member invested in the Fund. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from the account to any fees that the broker would customarily assess upon the withdrawal of cash from the account.

          The Note will be deposited directly to the tendering Member's brokerage account through which the Member invested in the Fund. Any contingent payment due pursuant to the Note will also be deposited directly to the tendering Member's brokerage account through which the Member invested in the Fund and will be subject upon withdrawal from the account to any fees that the broker would customarily assess upon the withdrawal of cash from the account.

          The Fund expects that the purchase price for Interests acquired pursuant to the Offer will be derived from: (a) cash on hand; (b) the proceeds of the sale or delivery of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Note, as described above. The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to finance any

Advantage Advisers Xanthus Fund, L.L.C.


portion of the purchase price from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

          7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on June 30, 2010, if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

          The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

          8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 200 Park Avenue, 24th Floor, New

Advantage Advisers Xanthus Fund, L.L.C.


York, New York 10166 and the telephone number is (212) 667-4225. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

          The Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or
(g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

          Other than the acceptance of subscriptions for Interests as of April 1, 2010 and May 1, 2010, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser or controlling any Manager. The Adviser currently owns no Interests. The Adviser may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

          The Fund's investment program is being modified, effective July 1, 2010. From its inception, the Fund pursued its investment objective by investing primarily in equity securities of technology companies and of companies which derive a major portion of their revenue directly or indirectly from business lines which benefit from technological events and advances. The sole material modification of the Fund's investment program is that the Fund will pursue its investment objective by investing in equity securities of U.S. and foreign "growth companies." To the extent that technology and technology-related companies are considered by the Adviser to be growth companies, the Fund will continue to invest in the securities of such companies. The Fund may invest without limitation, however, in other market sectors, if the Adviser believes that investments in these other sectors present attractive opportunities for capital appreciation. In such circumstances, investments in technology-related companies and companies affected by technological developments may represent a smaller segment of the Fund's investment portfolio. No other significant changes in the Fund's investment program or investment policies is being made. The Fund's revised investment program is described below and in the Fund's revised Confidential Memorandum. To obtain a copy of the Confidential Memorandum, please contact the Adviser at Oppenheimer Asset Management Inc., Client Services, 125 Broad Street, New York NY 10006 or at (212) 825-4348.

Advantage Advisers Xanthus Fund, L.L.C.


INVESTMENT OBJECTIVE

          The  Fund's  investment   objective  is  to  achieve  maximum  capital
appreciation. (No change is being made in the investment objective.)

INVESTMENT METHODOLOGY

          Effective July 1, 2010, the Fund will pursue its investment objective by investing its assets primarily in equity securities of U.S. and foreign companies that the Adviser believes are well positioned to benefit from demand for their products or services, including companies that can innovate or grow rapidly relative to their peers in their markets. "Growth companies" are generally considered to possess these characteristics. In addition, as part of its investment strategy, the Fund may effect short sales of securities that the Adviser believes are overvalued. The Fund also may invest in other types of securities from time to time, as described more fully below.

          Companies that derive a major portion of their revenues from technology-related business lines or which are expected to benefit from technological events are an important part of the universe of growth companies. Such companies are expected to be a significant component of the Fund's investment program. The Fund may invest without limitation, however, in other market sectors, if the Adviser believes that investments in these other sectors present attractive opportunities for capital appreciation. In such circumstances, investments in technology-related companies and companies affected by technological developments may represent a smaller segment of the Fund's investment portfolio.

          For purposes of the Fund's investment program, "equity securities" means common and preferred stocks (including IPO securities), convertible securities, stock options (call and put options), warrants and rights, and the Fund's assets may at any time include long or short positions in U.S. and non-U.S. publicly traded or privately issued equity securities and other securities or financial instruments, including those of investment companies. The Adviser will generally follow this investment strategy for so long as such strategy is in accordance with the Fund's investment objective; however the Adviser reserves the right to formulate new strategies to carry out the investment objective of the Fund.

          The Adviser may invest the Fund's assets in equity securities without restriction as to the market capitalization of companies in which it invests. The Fund may invest a significant portion of its net assets in securities of "foreign issuers," which, for these purposes, are companies that derive a majority of their revenue or profits from foreign businesses, investments or sales, or that have a majority of their operations or assets located outside of the U.S. The Fund's investments in foreign companies involve additional risks including, without limitation, increased political, regulatory, contractual and economic risk and exposure to currency fluctuations. To the extent companies are located in, or conduct business in, emerging or less developed countries, these investments are typically subject to such risks to a greater degree than investments in developed countries.

          The Fund may also seek maximum capital appreciation by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. Under circumstances when the Adviser identifies greater opportunities for capital appreciation by effecting short sales (relative to investing in long

Advantage Advisers Xanthus Fund, L.L.C.


positions), the Fund's portfolio may have a "net-short bias," where the dollar value of the short positions exceed the value of long positions. The Fund may also effect short sales for hedging purposes. Due to limitations imposed by the 1940 Act and operational requirements, the Fund generally expects that no more than 50 percent of its total assets would be represented by short sales.

          The Adviser also expects that the Fund's investment program may make frequent use of leverage for investment purposes, including to facilitate short sales of securities. Borrowings by the Fund (which do not include short and derivative transactions) will not exceed one-third of the Fund's total assets. The use of short sales and leverage are considered speculative investment practices and involve certain risks. In addition, the Fund, as a result of certain short sale transactions, may recognize short term capital gain, which will be passed through to investors as ordinary income. The Adviser may use total return swaps to gain long or short investment exposures in lieu of purchasing or selling an equity security directly. The use of swaps exposes the Fund to counterparty credit risk.

          In addition to the investment strategies described above, the Fund may, from time to time, invest in debt securities and certain derivative instruments (in addition to options and swaps), such as forward contracts, options on stock indices and structured-equity notes. The Fund may also purchase retail shares of unmanaged exchange-traded funds that are registered under the 1940 Act ("ETFs") and are designed to track the investment performance of a specified index, market sector or basket of securities and shares of similar investment vehicles that are not registered under the 1940 Act and effect short sales of these shares. Transactions in these types of securities may be used in seeking capital appreciation or for hedging purposes. During periods of adverse market conditions in the equity securities markets, the Fund may deviate from its investment objective and invest all or a portion of its assets in high quality debt securities or money market instruments, or hold its assets in cash. The Fund also invests in money market instruments for liquidity purposes. The use of these investment techniques and instruments involve certain risks.

          In making investment decisions for the Fund, the Adviser uses fundamental investment analysis and in-depth research to identify attractive investment opportunities. The Adviser's investment process involves a research driven, bottom-up analysis of a security's potential for appreciation or depreciation, and includes consideration of the financial condition, earnings outlook, and strategy, management and industry position of issuers. This analytical process involves the use of valuation models, review and analysis of published research and, in some cases, discussions with industry experts and company visits. The Adviser also takes into account economic and market conditions.

          The Fund's investment program emphasizes active management of the Fund's portfolio. Consequently, the Fund's portfolio turnover and brokerage commission expenses may significantly exceed those of other registered investment companies and other investment entities of comparable size. Additionally, a high portfolio turnover rate may also result in the greater realization of capital gains, including short-term gains which are taxable to Members at the same rates as ordinary income. Nevertheless, the tax implications of the Fund's active trading style generally are not a factor in the management of the Fund's portfolio.

          Additional information about the types of investments that are made by the Fund, its investment practices and related risk factors is provided in the Confidential Memorandum of

Advantage Advisers Xanthus Fund, L.L.C.


the Fund. Except as otherwise indicated, the Fund's investment policies and restrictions are not fundamental and may be changed without a vote of Members.

          The Fund's investment program is speculative and entails substantial risks. There can be no assurance that the Fund's investment objective will be achieved or that its investment program will be successful. In particular, the Fund's use of leverage, short sales and derivative transactions, and its potentially limited diversification, may result in significant losses to the Fund. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment.

          9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

          In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

          10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

          The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PNC at the address and telephone numbers set forth on page 2 or from the Securities and Exchange Commission's internet web site, HTTP://WWW.SEC.GOV. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

Advantage Advisers Xanthus Fund, L.L.C.


          11.  FINANCIAL  INFORMATION.   Reference  is  made  to  the  following
financial statements of the Fund which are incorporated herein by reference.


          Unaudited financial statements for the semi-annual period ended June 30, 2008, previously filed on EDGAR on Form N-CSR on September 4, 2008;

          Audited financial statements for the year ended December 31, 2008, previously filed on EDGAR on Form N-CSR on March 9, 2009;

          Unaudited financial statements for the semi-annual period ended June 30, 2009, previously filed on EDGAR on Form N-CSR on September 2, 2009; and

          Audited financial statements for the year ended December 31, 2009 previously filed on EDGAR on Form N-CSR on March 8, 2010.

                                    EXHIBIT C

                              LETTER OF TRANSMITTAL

                             Regarding Interests in

                     ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                               Dated May 20, 2010



        -----------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
             RECEIVED BY THE FUND, BY 12:00 MIDNIGHT, EASTERN TIME,
            ON THURSDAY, JUNE 17, 2010, UNLESS THE OFFER IS EXTENDED.

        -----------------------------------------------------------------

        COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN BY MAIL OR FAX TO:

                      PNC Global Investment Servicing, Inc.
                                  P.O. Box 220
                            Claymont, Delaware 19703
                          Attn: OPCO Investor Services

                               Fax: (302) 791-3105
                                    (302) 793-8132

                           For additional information:

                           Phone:  (888) 697-9661
                                   (866) 306-0232

Advantage Advisers Xanthus Fund, L.L.C.


Ladies and Gentlemen:

          The undersigned hereby tenders to Advantage Advisers Xanthus Fund, L.L.C. (the "Fund"), a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware, the limited liability company interest in the Fund ("Interest" or "Interests" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated May 20, 2010 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY THE FUND, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

          The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

          The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests or portions thereof tendered hereby.

          Payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer of the funds to the undersigned's brokerage account through which the member invested in the Fund, as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from the account, the broker may subject such withdrawal to any fees that the broker would customarily assess upon the withdrawal of cash from such account. (Any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Fund.)

          A promissory note reflecting the contingent payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase, will be deposited directly to the undersigned's brokerage account through which the member invested in the Fund. (Any contingent payment of cash due pursuant to the Note will also be deposited directly to the undersigned's brokerage account through which the member invested in the Fund and, upon a withdrawal of this cash from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account.) The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Fund as of June 30, 2010, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for calendar year 2010, which is anticipated to be completed not later than 60 days after December 31, 2010, the Fund's fiscal year end, and will be paid within ten calendar days thereafter.

          All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

Advantage Advisers Xanthus Fund, L.L.C.


PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:
PNC GLOBAL INVESTMENT SERVICING, INC., P.O. BOX 220, CLAYMONT, DE 19703;
ATTN:  OPCO INVESTOR SERVICES
FAX: (302) 791-3105 OR (302) 793-8132
IF FAXING, CONFIRM RECEIPT BY CALLING: (888) 697-9661 OR (866) 306-0232 FOR ADDITIONAL INFORMATION: PHONE: (888) 697-9661 OR (866) 306-0232

PART 1.   MEMBER INFORMATION:


           Name of Member:
                                      -----------------------------------------

           Social Security No.
           or Taxpayer
           Identification No.:
                                      ---------------------------------

            Telephone Number:         (            )
                                      ---------------------------------

PART 2.   AMOUNT OF INTEREST IN THE FUND BEING TENDERED:


          [ ]    Entire limited liability company interest.

          [ ] Portion of limited liability company interest expressed as a specific dollar value. (A minimum interest with a value greater than: (a) the current minimum initial investment requirement imposed by the Fund, net of the incentive allocation, if any, or net of the tentative incentive allocation, if any; or (b) the tentative incentive allocation, if any, must be maintained (the "Required Minimum Balance").)*

                                 $
                                  -------------------

          [ ] Portion of limited liability company interest in excess of the Required Minimum Balance.

                 *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.   PAYMENT.


          CASH PAYMENT

          Cash payments will be wire transferred directly to the undersigned's brokerage account through which the member invested in the Fund. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to such undersigned's brokerage account, and upon a withdrawal of this cash payment from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account. (Any payment in the form of marketable securities would be made by means of special arrangement with the undersigned.)

         PROMISSORY NOTE

          The promissory note reflecting the contingent payment portion of the purchase price, if any, will be deposited directly to the undersigned's brokerage account through which the member invested in the Fund. The undersigned hereby represents and warrants that the undersigned understands that any contingent payment of cash due pursuant to the Note will also be deposited directly to such undersigned's brokerage account, and upon a withdrawal of this cash from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account. (Any payment in the form of marketable securities would be made by means of special arrangement with the undersigned.)

Advantage Advisers Xanthus Fund, L.L.C.


         PART 4.     SIGNATURE(S).

------------------------------------------ -------------------------------------

FOR INDIVIDUAL INVESTORS                   FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------       ------------------------------------
Signature                                  Signature
(SIGNATURE OF OWNER(S) EXACTLY AS          (SIGNATURE OF OWNER(S) EXACTLY AS
 APPEARED ON SUBSCRIPTION AGREEMENT)        APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------       ------------------------------------
Print Name of Investor                     Print Name of Investor


------------------------------------       ------------------------------------
Joint Tenant Signature if necessary        Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
 APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------       ------------------------------------
Print Name of Joint Tenant                 Co-signatory if necessary
                                           (SIGNATURE OF OWNER(S) EXACTLY AS
                                            APPEARED ON SUBSCRIPTION AGREEMENT)


                                           ------------------------------------
                                           Print Name and Title of Co-signatory

------------------------------------------ -------------------------------------

Date:
      ---------------------------

                                    EXHIBIT D

                     FORM OF NOTICE OF WITHDRAWAL OF TENDER

        (To be provided only to members that call and request the form.)

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                     ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                               Dated May 20, 2010



       -----------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,
            ON THURSDAY, JUNE 17, 2010, UNLESS THE OFFER IS EXTENDED.

       -----------------------------------------------------------------

        COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN BY MAIL OR FAX TO:

                      PNC Global Investment Servicing, Inc.
                                  P.O. Box 220
                               Claymont, DE 19703
                          Attn: OPCO Investor Services

                               Fax: (302) 791-3105
                                    (302) 793-8132

                           For additional information:
                     Phone: (888) 697-9661 or (866) 306-0232

Advantage Advisers Xanthus Fund, L.L.C.



Ladies and Gentlemen:

          The undersigned wishes to withdraw the tender of its limited liability company interest in Advantage Advisers Xanthus Fund, L.L.C. (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated
_____________________.

This tender was in the amount of:


          [ ]   Entire limited liability company interest.

          [ ] Portion of limited liability company interest expressed as a specific dollar value.
                             $
                              -----------------

          [ ]   Portion of limited liability company interest in excess of the
         Required Minimum Balance.

          The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of the interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S).
------------------------------------------ -------------------------------------

FOR INDIVIDUAL INVESTORS                   FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------       ------------------------------------
Signature                                  Signature
(SIGNATURE OF OWNER(S) EXACTLY AS          (SIGNATURE OF OWNER(S) EXACTLY AS
 APPEARED ON SUBSCRIPTION AGREEMENT)        APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------       ------------------------------------
Print Name of Investor                     Print Name of Investor


------------------------------------       ------------------------------------
Joint Tenant Signature if necessary        Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
 APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------       ------------------------------------
Print Name of Joint Tenant                 Co-signatory if necessary
                                           (SIGNATURE OF OWNER(S) EXACTLY AS
                                            APPEARED ON SUBSCRIPTION AGREEMENT)


                                           ------------------------------------
                                           Print Name and Title of Co-signatory

------------------------------------------ -------------------------------------

Date:
      ---------------------------

                                    EXHIBIT E

                         FORMS OF LETTERS FROM THE FUND
   TO MEMBERS IN CONNECTION WITH THE FUND'S ACCEPTANCE OF TENDERS OF INTERESTS

THIS LETTER IS BEING SENT TO YOU IF YOU  TENDERED  YOUR  ENTIRE  INTEREST IN THE
FUND.

                                               July 9, 2010

Dear Member:

          Advantage Advisers Xanthus Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in the Fund and the manner in which payment of the purchase price is being distributed, in accordance with the terms of the tender offer.

          Because you have tendered and the Fund has purchased your entire investment, you have been paid at least 95% of the purchase price based on the estimated unaudited net asset value of the Fund as of June 30, 2010, in accordance with the terms of the tender offer. A cash payment in this amount has been wired directly into your brokerage account through which you invested in the Fund.

          The balance of the purchase price will be paid to you after the completion of the Fund's 2010 year-end audit and is subject to year-end audit adjustment. This amount, together with interest, will be paid within ten calendar days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2011.

          Should you have any questions, please feel free to contact the Fund's Administrator, PNC Global Investment Servicing, Inc., at (888) 697-9661 or (866) 306-0232.

                                   Sincerely,


                                   Advantage Advisers Xanthus Fund, L.L.C.
Enclosure

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.

                                              July 9, 2010

Dear Member:

          Advantage Advisers Xanthus Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of a portion of your interest.

          Since you have tendered only a portion of your investment, you have been paid 100% of the amount requested in cash, provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. The funds were wired directly into your brokerage account through which you invested in the Fund. You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

          Should you have any questions, please feel free to contact the Fund's Administrator, PNC Global Investment Servicing, Inc., at (888) 697-9661 or (866) 306-0232.

                                   Sincerely,


                                   Advantage Advisers Xanthus Fund, L.L.C.

Enclosure


                                      E-2